UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number 001-40772

Cellebrite DI Ltd.

(Exact name of registrant as specified in its charter)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On February 16, 2022, Cellebrite DI Ltd. (the “Registrant” or “Cellebrite”) issued a press release titled “Cellebrite Announces Fourth Quarter and Full Year 2021 Results.” A copy of this press release is furnished as Exhibit 99.1 herewith.

The GAAP financial statements tables contained in the press release attached to this report on Form 6-K are incorporated by reference into the Registrant’s registration statement on Form S-8 (File No. 333-260878).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

February 16, 2022	By:	/s/ Dana Gerner
Dana Gerner
Chief Financial Officer

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